UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

REQUEST FOR WITHDRAWAL

Date of Request: March 9, 2011

Computer Solutions, Inc.

NEVADA	80-0488000
(State or other jurisdiction of	(IRS Employer Identification)
incorporation or organization)

7103 Via Campanile Ave, Las Vegas, NV	89131
(Address of principal offices)	(Zip Code)

Securities Act file number to which this form relates: 333-164501

ITEM 1. Withdrawal of 33 Act Registration on Form S-1

On January 25, 2010, Computer Solutions, Inc. a Nevada corporation, filed a registration statement on Form S-1 with the Securities and Exchange Commission.  Computer Solutions, Inc. hereby requests the withdrawal of its above referenced registration statement.

Pursuant to the requirements of the Securities Act of 1933, Computer Solutions, Inc. has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Las Vegas, NV, U.S.A. on the 9th day of March, 2010.

Computer Solutions, Inc.

By: /s/ John B. Hall

      John B. Hall, Jr., President

      Computer Solutions, Inc.